NewsRelease TC Energy announces completion of Bruce Power’s Major Component Replacement Unit 6, On Budget and Ahead of Schedule CALGARY, Alberta – Sept. 15, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) is pleased to announce the successful commercial operation of Unit 6 – marking a major milestone in Bruce Power’s Major Component Replacement (MCR) program. This week, the nuclear power unit fully returned to service, surpassing a significant milestone in Ontario’s largest clean-energy initiative and one of Canada’s largest infrastructure projects. This achievement sees the return of emission-less, baseload power to Ontario’s electricity grid and represents significant progress in delivering against the facility’s Life Extension Program. It also aligns with key strategic priorities for TC Energy – safe project execution and maximizing the value of our assets. “We are proud that this work was completed safely, on budget and ahead of schedule. It demonstrates our shared commitment to project execution,” said François Poirier, TC Energy’s President and Chief Executive Officer. “Thank you to Bruce Power employees and the people supporting the Life-Extension Program. This vital asset is back online generating reliable, safe, low-cost and carbon-free electricity for Ontarians.” Bruce Power revenues are contracted with the Ontario IESO through 2064 with strong returns on investments. These characteristics ensure that TC Energy's continuing investment in Bruce Power is well aligned with our preferences for high quality assets with top-tier counterparties and long-term contracts. “This is the first unit to undergo Major Component Replacement as part of Bruce Power’s Life Extension Program launched in 2016,” said Mike Rencheck, Bruce Power’s President and CEO. “This is one of Canada’s largest infrastructure projects and it is made possible through private-sector investors. We are proud of our people and our partners who come to work every day and safely ensure the success of our MCR program.” Unit 6 is the first unit to undergo Major Component Replacement as part of Bruce Power’s Life Extension Program which will see Units 3-8 refurbished over the next decade at a time during which the Independent Electricity System Operator (IESO) expects the need for clean energy to soar. The successful completion of Unit 6 MCR significantly reduces the execution risk around the remaining program. Quick Facts • Nuclear power will play a growing and important role in meeting the world's energy demand in the future. • TC Energy has a 48.4 per cent ownership stake in Bruce Power, along with OMERS, the Power Workers’ Union and The Society of United Professionals. • This unit will produce cancer-fighting medical isotopes. • The Unit 6 MCR began in January 2020 and was completed ahead of schedule and on budget despite the challenges of the COVID-19 pandemic. • Bruce Power’s Life-Extension Program will see Units 3-8 refurbished over the next decade to power Ontario extending the units’ operation period to 2064 and beyond. • Bruce Power supplies clean electricity to 30 per cent of Ontario. About TC Energy EXHIBIT 99.1

We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. About Bruce Power Bruce Power is an electricity company based in Bruce County, Ont. We are powered by our people. Our 4,200 employees are the foundation of our accomplishments and are proud of the role they play in safely delivering clean, reliable nuclear power to families and businesses across the province and cancer-fighting medical isotopes around the world. Bruce Power has worked hard to build strong roots in Ontario and is committed to protecting the environment and supporting the communities in which we live. Formed in 2001, Bruce Power is a Canadian- owned partnership of TC Energy, OMERS, the Power Workers’ Union and The Society of United Professionals. Learn more at brucepower.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries TC Energy: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Media Inquiries Bruce Power John Peevers John.peevers@brucepower.com 519-361-6583 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522